August 14, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street N.E.
Washington, D.C. 20549

Attention: Anuja Majmudar and Daniel Morris

Re: Comment Letter dated June 18, 2024
Regarding Surf Air Mobility Inc.

Registration Statement on Form S-1

Filed June 4, 2024

File No. 333-279928

Dear Ms. Majmudar and Mr. Morris:

Surf Air Mobility Inc. (the “Company”, “we” or “our”) is in receipt of the above-captioned comment letter regarding the Company’s Registration Statement on Form S-1 (File No. 333-279928) filed with the Securities and Exchange Commission (the “Commission”) on June 4, 2024. We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have filed Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”) with the Commission today.

Form S-1 Filed June 4, 2024

Risk Factors, page 7

1.
We note you have incorporated your risk factor disclosure from your 2023 Form 10-K which includes a general risk factor regarding compliance with the continued listing standards of the NYSE. Please revise this section to address the risks associated with failing to meet the New York Stock Exchange continued listing standards. To provide context, discuss (i) the May 20, 2024 notice from the NYSE stating that the Company is no longer in compliance with the NYSE continued listing standards due to the fact that the Company’s average total market capitalization over a consecutive 30 trading-day period was less than $50 million and, at the same time, its stockholders’ equity was less than $50 million and (ii) the April 2, 2024 notice stating that the average closing price of the Company’s common stock was less than $1.00 over a consecutive 30 trading-day period and that failure to regain compliance with these standards may result in the delisting of your securities.

Response:

We note the Staff’s comment, and in response thereto, have revised the risk factor disclosure on page 7 of the Amendment to include the additional discussion requested by the Staff regarding the New York Stock Exchange continued listing standards.

Plan of Distribution, page 25

2.
We note your disclosure on page 25 that your selling stockholders may sell their securities using various methods, including any method permitted pursuant to applicable law. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response:

We note the Staff’s comment, and in response thereto, have revised the disclosure on page 26 of the Amendment to cover underwritten offerings in the Plan of Distribution, and confirm the Company’s understanding that the retention by a selling stockholder of an underwriter would constitute a material change to the plan of distribution requiring a post-effective amendment.

* * *

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (214) 755-3507 or Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Sincerely,

Surf Air Mobility Inc.

By: /s/ Deanna White

Name: Deanna White
Title: Interim Chief Executive Officer

Cc: Peter Wardle, Partner, Gibson, Dunn & Crutcher LLP